Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:    + 91 40 4900 2900

Fax:    + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

February 2, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform you that the Company has received an order from GST Authority levying penalty. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

1	Name of the authority	:	Additional Commissioner of Central Tax, Ranga Reddy GST Commissionerate, Hyderabad.
2	Nature and details of the action(s) taken, or order(s) passed	:	The Company has received order, levying penalty as per provisions of the CGST Act, 2017.
3	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Order dated January 28, 2025 was received by the Company on February 01, 2025.
4	Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	The authority has passed the said order on the contention that the Company has received excess refund and not paid GST on settlement amount.
5	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:	The above order levies a penalty of Rs. 1,84,35,58,762/- Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company

The Company will evaluate filing necessary appeal with the appellate authority in this regard.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR